UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On June 29, 2009, Delhaize “The Lion” Nederland B.V. (the “Offeror”), a subsidiary of Delhaize Group S.A. (“Parent”), announced (the “Announcement”) it has submitted to the Hellenic Capital Market Commission a request to revise the Offeror’s voluntary tender offer (the “Tender Offer”) to acquire all common registered shares of “Alfa-Beta” Vassilopoulos S.A. (“Alfa-Beta”), each having a nominal value of 1.50 Euro (the “Shares”), that are not already owned by the Offeror, by increasing the existing offer price by 3.50 Euro, that is from 30.50 Euro per Share to 34.00 Euro per Share (the “Improved Offer Price”). On June 29, 2009, Parent also issued a press release announcing the Offeror’s Improved Offer Price.

The Shares are listed and traded on the “Big Capitalization Category” of the “Securities Market” of the Athens Exchange. The period of time during which the shareholders of Alfa-Beta may accept the Tender Offer commenced on June 12, 2009 and expires on July 9, 2009 at the end of the business hours of banks operating in Greece. The Parent’s press release announcing the Offeror’s Improved Offer Price is attached as Exhibit 99.1 hereto. An English language translation of the Offeror’s Announcement is attached as Exhibit 99.2 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: June 29, 2009	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President

EXHIBITS

Exhibit No.	Description
99.1	Delhaize Group press release dated June 29, 2009

99.2	Announcement of the Offeror dated June 29, 2009 regarding the Improved Offer Price (English translation)